Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Reports Second-Quarter 2011 Financial Results

Healthy growth in Taiwan and Hong Kong

TAIPEI, Taiwan, August 15, 2011 – GigaMedia Limited (NASDAQ: GIGM) today announced second-quarter 2011 revenues of $8.8 million, down 16 percent quarter-over-quarter.

Second-quarter 2011 core net loss was $1.7 million; core basic and fully-diluted loss per share were each $0.03.1

“FunTown delivered solid year-over-year growth in Taiwan and Hong Kong, with revenues up 11 percent, driven by continued strong contributions from existing games and the addition of new MMOs to our operations,” stated GigaMedia Chief Executive Officer Yichin Lee. “We have successfully broadened and diversified our revenue base and forecast continued strong results and sustained profitability in Taiwan and Hong Kong going forward.”

“IAHGames, our new operations in Southeast Asia, continued to underperform, but results do not reflect the full impact of an ongoing internal restructuring focused on the realization of major operating efficiencies,” stated CEO Yichin Lee. “We target profitability in Southeast Asia by yearend on the back of ongoing cost cutting and increased focus on key markets.”

“We look forward to a busy second half of 2011 with the launch of 4Story this month in Taiwan followed by several major game tournaments and new mobile game launches – all part of plans to expand our platform and extend our offerings,” stated CEO Yichin Lee. “Finally, we are committed to realizing gains and cashing up our balance sheet later this year via plans to dispose of certain minority investments that have substantially increased in value.”

[1]

Core net loss and core basic and fully-diluted loss per share are provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See, “Use of Non-GAAP Measures,” for more details.

Overview

•

Taiwan: the new MMO game A.V.A. continued making solid contributions, driving an 11 percent year-over-year increase in FunTown’s revenues; new Web-based and iPad MahJong products successfully launched – initial steps in strategic platform extension to mobile and Web-based games; new tournament competitions launched and several scheduled for the second-half of 2011, representing significant progress in expanding GigaMedia’s game tournament platform.

•

Southeast Asia: restructuring underway to increase focus on Vietnam, Thailand and Indonesia and enhance efficiencies; FIFA Online 2 grew 36 percent Q-o-Q, driven by performance in Thailand and Vietnam – fully localized version launched in Indonesia in July.

•	Investments ongoing in new China platform while continuing to pursue all means to resolve the dispute in connection with the China-based business T2CN.

•

Corporate update: 1) share buyback continues to return value to shareholders; under the board-approved share buyback plan, as of August 12, 2011 GigaMedia has repurchased a total of 2.5 million shares; 2) management committed to the disposal of certain minority investments in 2H11 to realize gains and crystallize value on GigaMedia’s balance sheet; and 3) company positioned for upside potential from remaining 40 percent interest in Mangas Everest; recent losses reflect ongoing investments.

Consolidated Financial Results

GigaMedia Limited is a major provider of online entertainment software and services, developing and operating a suite of online games in Asia covering the regions of Greater China and Southeast Asia. GigaMedia also retains a 40 percent equity interest in Mangas Everest (“Everest Gaming”).

GIGAMEDIA 2Q11 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	2Q11	2Q10	Change (%)	2Q11	1Q11	Change (%)
Revenues (A)	8,797	10,864	-19	8,797	10,422	-16
Gross Profit (A)	4,682	7,243	-35	4,682	5,761	-19
Loss from Operations (A)	3,633	11,756	NA	3,633	2,684	NA
Income (Loss) from Continuing Operations (A)	(7,089)	52,568	NA	(7,089)	(5,199)	NA
Net Income (Loss) Attributable to GigaMedia	(6,959)	52,549	NA	(6,959)	(5,155)	NA
Net Income (Loss) Per Share, Diluted	(0.12)	0.87	NA	(0.12)	(0.09)	NA
Core Loss from Operations(A)(B)	(2,761)	(4,826)	NA	(2,761)	(1,906)	NA
Core Net Loss (A) (B)	(1,720)	(5,400)	NA	(1,720)	(975)	NA
Core Net Loss Per Share, Diluted (A) (B)	(0.03)	(0.10)	NA	(0.03)	(0.02)	NA
EBITDA (C)	(5,896)	59,843	NA	(5,896)	(3,976)	NA
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	70,663	116,515	-39	70,663	72,924	-3

(A)

Excludes results from discontinued operations; 2Q11 and 1Q11 figures exclude the results of T2CN operations and include the results of IAHGames. (See, “Deconsolidation of T2CN operations” and “Quarterly figures,” for more details.)

(B)

Core loss from operations, core net loss and core net loss per share exclude results from discontinued operations, financial results related to our gambling software business, non-cash share-based compensation expenses, bad debt expenses for loans receivable and certain non-cash or one-time items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the second quarter of 2011 decreased to $8.8 million from $10.9 million in the same period of 2010 and from $10.4 million in the first quarter of 2011. Results reflected lower contributions from GigaMedia’s Asian online games business.

Revenues in the company’s Asian online games business in the second quarter decreased 19 percent year-over-year and 16 percent compared with the first quarter. The decrease from the prior year was mainly attributable to deconsolidation of T2CN, which more than offset growth in FunTown and new contributions from IAHGames. (See “Deconsolidation of T2CN operations” for further details.) The decline from the first quarter of 2011 reflected revenue decreases in FunTown and IAHGames.

Second-quarter revenues from FunTown, our operations in Taiwan and Hong Kong, increased to $6.5 million from $5.8 million a year ago and were down from $7.4 million in the first quarter of 2011. The year-over-year increase was largely attributable to new contributions from the game A.V.A.; Tales Runner also contributed to the growth. The quarterly sequential decrease reflected traditional seasonality, with online game revenues declining following a peak during Chinese New Year in the first quarter. Average monthly active paying accounts for all games in Taiwan and Hong Kong decreased to approximately 76,000 during the second quarter, down 10 percent quarter-over-quarter. Average monthly revenue per active paying account was approximately $28.54 during the second quarter of 2011, down 2 percent from the previous quarter. Second-quarter peak concurrent users were approximately 41,000, down 8 percent from the first quarter. FunTown plans to launch a new MMO game 4Story in late August, and is continuing to expand its mobile offerings with a new iPhone variation of its popular MahJong product scheduled for the third quarter.

Second-quarter revenues from IAHGames, our operations in Southeast Asia, were $2.3 million, down from $3.0 million in the first quarter of 2011. The decrease largely resulted from a decline in contributions from Dragonica Online reflecting a lack of new game content in the current quarter. The decline also resulted from a planned decrease in game box sales. These declines more than offset growth of FIFA Online 2 in the key markets of Thailand and Vietnam. Online game revenues in the second quarter were led by contributions from FIFA Online 2, Dragonica Online and Granado Espada. In line with management’s plans to increase focus on key regional markets, at the end of July GigaMedia launched a new fully localized offering of FIFA Online 2 in Indonesia. The company plans to gradually increase marketing in Indonesia going forward.

Consolidated gross profit and gross profit for the Asian online games business for the second quarter decreased to $4.7 million from $7.2 million in 2010 and from $5.8 million in the first quarter of 2011, with the year-over-year decrease primarily resulting from the period revenue decrease and resulting lower gross margin, and the quarterly sequential decrease reflecting the aforementioned revenue decrease in the Asian online games business in the second quarter of 2011. Second-quarter 2011 consolidated gross profit margin and gross profit margin in the Asian online games business decreased to 53.2 percent from 66.7 percent in the same period in the prior year, and decreased from 55.3 percent in the first quarter of 2011 with the year-over-year decrease primarily reflecting deconsolidation of T2CN and the addition of lower margins of Southeast Asia, and the quarter-over-quarter decrease reflecting the aforementioned revenue decrease.

Consolidated operating expenses for the second quarter decreased to $8.3 million from $19.0 million in the second quarter of 2010 and from $8.4 million in the first quarter of 2011. Operating expenses in the Asian online games in the first quarter of 2011 were $6.2 million compared to $10.3 million in the prior year period and $6.1 million in the first quarter.

Consolidated product development and engineering expenses decreased to $384 thousand in the second quarter of 2011 from $2.4 million in the prior year with the variation reflecting front-loaded expenses in the second quarter last year related to development of the SpongeBob SquarePants game title. Second-quarter 2011 results were comparable to the $370 thousand reported in the first quarter of 2011.

Consolidated selling and marketing expenses increased to $2.7 million in the first quarter from $2.3 million in 2010 and held steady compared to $2.9 million in the first quarter of 2011. The year-over-year variation resulted from A.V.A. promotions in 2011.

Consolidated general and administrative expenses were $5.2 million in the second quarter compared to $11.6 million in 2010 and $5.2 million in the first quarter of 2011, with the year-over-year comparison reflecting certain one-time expenses last year. Corporate operating expenses decreased to $1.6 million from $2.0 million quarter-over-quarter. Results were in line with management’s ongoing initiatives to control costs and expenses.

Consolidated loss from operations was $3.6 million compared to $11.8 million in the second quarter of 2010 and $2.7 million in the first quarter of 2011. The quarter-over-quarter period variations reflected the aforementioned factors affecting revenues and costs and expenses. The year-over-year variations reflected these same factors and certain one-time items recorded in the second quarter of 2010.

Core loss from operations for the second quarter of 2011 was $2.8 million compared to $4.8 million in the second quarter of 2010 and $1.9 million in the first quarter of 2011. (See, the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)

Consolidated non-operating expenses/income during the second quarter of 2011 were expenses of $3.2 million compared to income of $70.6 million in the second quarter of 2010 that resulted largely from the sale of the gambling software business Everest Gaming in 2010, and expenses of $2.2 million recorded in the first quarter of 2011. Second-quarter 2011 results included the following: 1) an equity loss of $4.4 million reflecting GigaMedia’s remaining interest in Everest Gaming, which more than offset 2) equity income of approximately $893 thousand related to GigaMedia’s Asian online game operations.

Consolidated net loss for the second quarter of 2011 increased to a loss of $7.0 million from net income of $52.5 million in the second quarter of 2010 and increased from a net loss of $5.2 million in the first quarter of 2011. The period variations reflected the aforementioned factors affecting income from operations and consolidated non-operating expenses/income.

Core net loss for the first quarter of 2011 was $1.7 million compared to a core net loss of $5.4 million in the second quarter of 2010 and a core net loss of $975 thousand in the first quarter of 2011. Core basic and fully-diluted loss per share in the second quarter of 2011 were both $0.03.

Consolidated EBITDA for the second quarter of 2011 was a loss of $5.9 million compared to positive EBITDA of $59.8 million in the same period last year and a loss of $4.0 million in the first quarter of 2011. Operating cash outflow for the second quarter of 2011 dropped sharply to $415 thousand. Capital expenditures totaled $436 thousand during the second quarter of 2011.

Cash and Strategic Investments

GigaMedia continued to maintain a solid balance sheet during the second quarter. Cash, cash equivalents, restricted cash, and marketable securities-current were $70.7 million, down from $72.9 million in the first quarter of 2011. Total short-term borrowings were $13.2 million at the end of the second quarter of 2011 compared to $12.9 million for the prior quarter. The net cash decrease in the second quarter of 2011 was $2.5 million, with the decrease primarily reflecting share repurchases under the company’s share buyback program.

Marketable securities – noncurrent plus investments, consisting of GigaMedia’s strategic holdings in game studios, developers and other related entities and the company’s remaining 40 percent interest in Everest Gaming, were $88.1 million in the second quarter, down from $103.3 million last quarter. The period decrease mainly reflected decreases in fair values based on share prices of certain investments.

Management is committed to the disposal of certain investments in the second half of 2011 to realize gains and crystallize value on the company’s balance sheet.

Additional Information

The loss on equity method investments during the second quarter of 2011 reported in the consolidated financial statements attached hereto includes GigaMedia’s 40 percent share of Everest Gaming’s net loss for the second quarter of 2011.

In addition, GigaMedia is providing the following supplemental figures related to Everest Gaming’s operations in order to facilitate investors’ understanding of GigaMedia’s results. All amounts were provided to GigaMedia by Everest Gaming’s management and are unaudited.

During the second quarter of 2011, Everest Gaming reported to GigaMedia total revenues of $13.7 million, including poker revenues of $8.5 million, with approximately 110,000 active depositing players and 25,000 new depositing players. Everest Gaming also reported to GigaMedia total net loss of $11.0 million for the period.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of August 16, 2011. Given potential changes in economic conditions and consumer spending, the evolving nature of gambling software, online games, and various other risk factors, including those discussed in the company’s 2010 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In the third quarter of 2011, management anticipates revenues and expenses to be largely in line with the second quarter. Management also expects to record gains from the disposal of certain minority investments in the second half of 2011, which will have a favorable impact on the company’s period results.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: core income (loss) from operations, core net income (loss), core basic and fully-diluted earnings (loss) per share, and EBITDA, which are US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the following: 1) financial results related to the gambling software business; 2) the impact of discontinued operations; 3) share-based compensation; and 4) certain non-cash or one-time items, including impairment losses related to game licensing, game studios and other related assets, gains and losses on the sale of businesses and discontinued operations, and impairment losses on marketable securities and investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.

The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.

GigaMedia records the expensing of share-based compensation based on the FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.

The company’s management believes excluding the non-cash write-offs of loans receivable, game capitalized costs and investments is useful for itself and for investors, as such write-offs do not impact cash and are not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.

The company believes that the presentation of core income (loss) from operations, core net income (loss) and core basic and fully-diluted earnings (loss) per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of financial results related to the gambling software business, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under US GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using core income (loss) from operations, core net income (loss) and core basic and fully-diluted earnings (loss) per share is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with US GAAP and by providing specific information regarding the US GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

About the Numbers in This Release

Deconsolidation of T2CN operations

As previously mentioned in Forms 6-K dated November 15 and 26, 2010, due to the dispute with Wang Ji that arose in July 2010, GigaMedia has been prevented from obtaining and currently does not have access to the financial information of T2CN Information Technology (Shanghai) Co., Ltd. and its VIEs. Since GigaMedia does not have access to the operating assets of T2CN and has been prevented from obtaining the financial information necessary to report the financial results of T2CN, GigaMedia has effectively lost control over T2CN’s financial reporting process. Therefore, the company deconsolidated T2CN’s results with effect from July 1, 2010.

Quarterly figures

All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Consolidated financial results for 2010 include the results from GigaMedia’s strategic acquisition from July 2010 of leading Southeast Asian online games operator, publisher and distributor IAHGames. Period results were also impacted by a dispute between GigaMedia and its former China head related to T2CN operations, as detailed in GigaMedia’s filings with the United States Securities and Exchange Commission. In accordance with reporting guidelines, beginning in the third quarter of 2010 GigaMedia began to consolidate the results of its IAHGames online games operations and deconsolidated the results of its T2CN operations. As a result, consolidated financial results for 2010 may not be comparable with other periods.

Segmental results

GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.

Conference Call and Webcast

Management will hold an investor conference call and webcast on August 15, 2011 at 10:00 p.m. Eastern Daylight Time, which is 10:00 a.m. Hong Kong Time on August 16, 2011, to discuss GigaMedia’s second-quarter 2011 performance.

Dial-in numbers:

U.S.: +1-800-510-0146

International: +1-617-614-3449

Passcode: 36395244

A replay will be available from 1:00 a.m. Eastern Daylight Time on August 16, 2011 for seven days.

U.S.: +1-888-286-8010

International: +1-617-801-6888

Passcode: 25795641

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by Q&A with questions submitted via email. Please email your questions to IR@gigamedia.com.tw. The company will read the questions aloud on the call and respond to as many questions as possible.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, Everest Gaming’s ability to retain existing online gambling players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2011 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2011	3/31/2011	6/30/2010
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	8,796,787	10,422,104	10,863,761

	8,796,787	10,422,104	10,863,761

Operating costs
Cost of Asian online game and service revenues (includes share-based compensation expenses under ASC 718 of $0, $73 and, $4,649, respectively)	4,115,034	4,661,556	3,620,523

	4,115,034	4,661,556	3,620,523

Gross profit	4,681,753	5,760,548	7,243,238

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under ASC 718 of $3,886, $3,886, and $18,539, respectively)	384,002	369,912	2,374,347
Selling and marketing expenses (includes share-based compensation expenses under ASC 718 of $14,562, $15,113 and $48,144, respectively)	2,655,185	2,887,726	2,254,437
General and administrative expenses (includes share-based compensation expenses under ASC 718 of $488,689, $458,043 and $1,509,843, respectively)	5,159,001	5,164,946	11,571,587
Bad debt expenses	116,980	21,901	103,099
Impairment losses	0	0	715,220
Other	0	0	1,980,070

	8,315,168	8,444,485	18,998,760

Loss from operations	(3,633,415)	(2,683,937)	(11,755,522)

Non-operating income (expense)
Interest income	229,734	227,244	188,862
Interest expense	(104,728)	(79,830)	(77,590)
Foreign exchange gain - net	50,422	5,529	21,029
Loss on disposal of property, plant and equipment	(3,994)	(924)	(109,362)
Loss on equity method investments - net	(3,505,168)	(2,419,071)	(719,126)
Gain on deconsolidation of gaming software and service business	0	0	75,827,332
Impairment loss on marketable securities and investments	0	0	(4,674,928)
Other	121,855	19,432	144,043

	(3,211,879)	(2,247,620)	70,600,260

Income (loss) from continuing operations before income taxes	(6,845,294)	(4,931,557)	58,844,738
Income tax expense	(243,654)	(267,209)	(6,277,072)

Income (loss) from continuing operations	(7,088,948)	(5,198,766)	52,567,666
Income (loss) from discontinued operations	17,611	34,555	(227,982)

Net income (loss)	(7,071,337)	(5,164,211)	52,339,684
Less: Net loss attributable to noncontrolling interest and subsidiary preferred shares	112,532	9,350	209,118

Net income (loss) attributable to GigaMedia	(6,958,805)	(5,154,861)	52,548,802

Earnings (loss) per share attributable to GigaMedia
Basic:
(Loss) income from continuing operations	(0.12)	(0.09)	0.95
(Loss) income from discontinued operations	0.00	0.00	(0.01)

	(0.12)	(0.09)	0.94

Fully-diluted:
(Loss) income from continuing operations	(0.12)	(0.09)	0.88
(Loss) income from discontinued operations	0.00	0.00	(0.01)

	(0.12)	(0.09)	0.87

Weighted average shares outstanding:
Basic	55,922,021	56,272,341	55,709,989

Diluted*	55,922,021	56,272,341	60,172,482

*	Options to purchase 2,029 thousand shares and 1,954 thousand shares of common stock were not included in dilutive securities for the three months ended June 30, 2011 and March 31, 2011, respectively, as the effect would be anti-dilutive.

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	6/30/2011	3/31/2011	6/30/2010
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	62,083,933	64,362,331	113,002,496
Marketable securities - current	3,578,999	3,561,868	3,512,955
Accounts receivable - net	9,651,104	11,137,164	4,579,767
Prepaid expenses	1,665,468	2,449,338	1,158,969
Restricted cash	5,000,000	5,000,000	0
Other receivables	811,656	781,676	10,885,990
Other current assets	1,382,240	2,256,201	6,907,321

Total current assets	84,173,400	89,548,578	140,047,498

Marketable securities - noncurrent	27,636,201	39,368,558	18,534,492
Investments	60,479,866	63,914,232	56,817,135
Property, plant & equipment - net	4,978,999	5,321,698	4,776,040
Goodwill	39,904,201	39,221,185	44,282,945
Intangible assets - net	19,328,199	19,229,917	17,358,378
Prepaid licensing and royalty fees	6,702,454	6,570,466	5,548,635
Other assets	5,801,340	5,378,566	9,064,969

Total assets	249,004,660	268,553,200	296,430,092

Liabilities and equity
Accounts payable	4,760,555	5,318,366	710,636
Accrued compensation	3,111,677	2,912,535	4,256,747
Accrued expenses	10,323,398	11,340,289	15,243,520
Short-term borrowings	13,224,118	12,947,984	13,996,889
Other current liabilities	11,265,618	10,991,439	15,101,942

Total current liabilities	42,685,366	43,510,613	49,309,734
Other liabilities	8,167,628	7,929,442	279,766

Total liabilities	50,852,994	51,440,055	49,589,500

Subsidiary preferred shares	1,625,441	1,545,115	0

GigaMedia’s shareholders’ equity	199,755,037	218,603,268	244,017,405
Noncontrolling interest	(3,228,812)	(3,035,238)	2,823,187

Total equity	196,526,225	215,568,030	246,840,592

Total liabilities and equity	249,004,660	268,553,200	296,430,092

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2011	3/31/2011	6/30/2010
	unaudited	unaudited	unaudited
	USD	USD	USD
Loss from operations:
GAAP result	(3,633,415)	(2,683,937)	(11,755,522)
Adjustments:
(a) share-based compensation	507,137	477,115	1,581,175
(b) bad debt expenses related to T2CN	0	0	76,774
(c) impairment loss on capitalized software costs	0	0	439,877
(d) impairment loss on fixed assets	0	0	275,343
(e) contract termination costs	0	0	1,980,070
(f) financial results related to gambling software business	365,443	300,709	2,576,712

Core loss from operations (Non-GAAP result)	(2,760,835)	(1,906,113)	(4,825,571)

Net income (loss) attributable to GigaMedia:
GAAP result	(6,958,805)	(5,154,861)	52,548,802
Adjustments:
(a) share-based compensation	498,402	467,735	1,522,336
(b) bad debt expenses related to T2CN	0	0	76,774
(c) impairment loss on capitalized software costs	0	0	365,098
(d) impairment loss on fixed assets	0	0	161,628
(e) contract termination costs	0	0	1,652,821
(f) impairment loss on marketable securities and investments	0	0	4,674,928
(g) loss (income) from discontinued operations	(17,611)	(34,555)	227,982
(h) financial results related to gambling software business	4,757,922	3,746,976	(66,630,441)

Core net loss attributable to GigaMedia (Non-GAAP result)	(1,720,092)	(974,705)	(5,400,072)

Basic earnings (loss) per share attributable to GigaMedia:
GAAP result	(0.12)	(0.09)	0.94
Adjustments	0.09	0.07	(1.04)

Core basic EPS (Non-GAAP result)	(0.03)	(0.02)	(0.10)

Diluted earnings (loss) per share attributable to GigaMedia:
GAAP result	(0.12)	(0.09)	0.94
Adjustments	0.09	0.07	(1.04)

Core diluted EPS (Non-GAAP result)	(0.03)	(0.02)	(0.10)

Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(6,958,805)	(5,154,861)	52,548,802
Depreciation	450,567	555,296	497,130
Amortization	568,652	566,890	667,565
Interest income	(162,819)	(183,553)	(102,233)
Tax expense	206,165	240,112	6,232,162

EBITDA	(5,896,240)	(3,976,116)	59,843,426